FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of September 2001


                        CORDIANT COMMUNICATIONS GROUP PLC
                ------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

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FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

          This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


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28th September 2001

                        Cordiant Communications Group plc
                                  ("Cordiant")

                      Trading Update and Zenith Completion

In our Interim statement released on 13 August we stated that the slowing economic environment had held back revenue growth, and that we saw little prospect for growth in our markets in the short term, with the Group's underlying revenues expected to be flat at best in the full year 2001.

Trading conditions in our industry are currently the most difficult experienced in recent years. The downturn in marketing expenditure in North America has spread to Europe and Asia Pacific, impacting revenues in these regions. In addition, the tragic events in North America have led to both a further deterioration in full year visibility, and the cancellation of planned projects and campaigns. Consequently, it is more difficult to predict the outcome for the year. However current indications are that underlying revenues for the year as a whole will show a decline of approximately 5%, resulting in a significant reduction in profitability.

As already announced, we have entered into a wide ranging cost reduction programme and in particular, a headcount reduction initiative which will result in a L10 million charge in the current year. Our cost saving programme is on track, although in the light of current circumstances we are in the process of re-evaluating our cost base targets.

Whilst the current climate is exceptionally difficult, we have a broad spread of businesses that remain well positioned to benefit once more normal market conditions return.

Following the announcement on 19 July, we are pleased to state that Publicis Groupe SA ("Publicis") and Cordiant have completed the legal transfer of units of Optimedia and Zenith Media into a new UK based holding company to create the world's third largest media communications group. The new UK holding company is owned 75% by Publicis and 25% by Cordiant.

Enquiries:

Cordiant
Michael Bungey, Chief Executive Officer             Today Tel: +44 20 7457 2020
Art D'Angelo, Finance Director                            Tel: +1 212 297 7000
Andy Boland, Deputy Finance Director                      Tel: +44 20 7262 4343

College Hill                                              Tel: +44 20 7457 2020
Alex Sandberg
Dick Millard

This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, employee costs, future interest rates, changes in tax rates and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.

The expectation for revenue performance in 2001 has been disclosed on an underlying basis, meaning at constant exchange rates and after taking the 2000 comparative revenues from acquisitions into account.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CORDIANT COMMUNICATIONS GROUP PLC
                                   (Registrant)


                                   By: /s/  Michael Bungey
                                      ------------------------------------------
                                      Title:  Director and Chief
                                              Executive Officer

Date:    September 28, 2001